SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-4471
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
XEROX CORPORATION SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XEROX CORPORATION
45 GLOVER AVENUE
P.O. BOX 4505
NORWALK, CT 06856-4505
REQUIRED INFORMATION
           Xerox Corporation Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan at December 31, 2010 and 2009 and for the year ended December 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.
EXHIBITS

Exhibit Number	Description
99-1	Financial Statements and Schedule of the Plan at December 31, 2010 and 2009 and for the year ended December 31, 2010

99-2	Consent of Independent Registered Public Accounting Firm

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
XEROX CORPORATION SAVINGS PLAN
/S/ LAWRENCE M. BECKER
LAWRENCE M. BECKER
CHAIRMAN, PLAN ADMINISTRATOR COMMITTEE
Norwalk, Connecticut
Date: June 15, 2011